

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2009

Melissa Sawyer, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

> **Re:** **IPC Holdings, Ltd.**
> **Registration Statement on Form S-4/A**
> **Filed April 28, 2009**
> **File No. 333-158264**

Dear Ms. Sawyer:

We have reviewed the above referenced filings and have the following comments.

Risk Factors, page 26

1. We note your response to our prior comment 7 and the following revised statement: "Moreover, because Validus's offer is not contractually binding on Validus, and because Validus may withdraw or modify its offer *at any time*…" (emphasis added). It appears from the supplemental materials provided that Validus has reserved the right to withdraw its offer only under certain circumstances, and may not do so "at any time" as you have currently stated. Please revise your disclosure to accurately explain the Validus's right to withdraw.

The Amalgamation, page 32

Reasons Why IPC's Board of Directors Recommends Approval of the Amalgamation, page 43

2. We reissue our prior comment 9 which sought additional disclosure in the "Background" section in an attempt to incorporate the "extensive" negotiations over the exchange ratio with the various communications between IPC and Max. Please disclose the exchange ratio proposed by Max in December 2008 and describe all discussions of the exchange ratio such that it demonstrates how the negotiation of the ratio was "extensive." We note that you state in your response that IPC's and Max's negotiations over the exchange ratio resulted in the negotiation of a formula and did not relate to a specific number that was

calculable at any time prior to the signing date; however, you are able to affirmatively state in the filing that such exchange ratio "would have resulted in a significant implied premium for the Max shareholders." If there was no specific number that was calculable, how were you able to determine that a significant implied premium would result?

3. We note your response to our prior comment 13. Please revise your filing in response to the below listed additional comments:

- We reissue sub-bullet point 1 of our prior comment 13. The added disclosure does not adequately explain the support for your belief that that amalgamation will permit the combined entity to derive "significant advantages from the more efficient use of capital."
- We reissue sub-bullet point 5 of our prior comment 13. You have not provided the support we requested with respect to the indicative ratings received with respect to the IPC-Max amalgamation.
- We note your response to sub-bullet point 7 of our prior comment 13. Please clarify that IPC's exposure to alternative investments will increase from 7% on a stand-alone basis (see page 15 of IPC/Max March 11, 2009 investor presentation) to 10%-12% on a combined basis. Also, tell us supplementally the source of the peer company information provided on Slide 14 of Max's presentation filed on April 21, 2009 on Form 425.
- We note your response to sub-bullet point 10 of our prior comment 13. How does the fact that IPC's board of directors believed the four items listed in the last bullet point on page 51 mean that the market price of Validus's shares were "more likely to decline, or fail to increase materially," in the short-term?
- We note your response to sub-bullet point 11 of our prior comment 13. Please clarify, based on the market capitalization of IPC, Max and Validus, the dollar value of the combined market capitalization IPC shareholders would own as a result of a combination with Max and with Validus.
- Please supplementally provide support for the following statement on page 52: "Of these six independent directors, IPC believes (based on Validus's public disclosures) that only two directors are not affiliated with sponsoring shareholders that own substantial equity stakes."

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

4. Refer to the disclosure on page 51 stating ". . . IPC's board of directors believes that a business combination without the associated benefits of achieving IPC's other strategic objectives . . ." Please disclose those benefits and objectives here

or provide a cross-reference to where they are described in the registration statement.

5. We note your response to our prior comment 16. Please explain what risk is presented by a rating agency giving the combined entity a lower than anticipated rating following the amalgamation and what effect that would have on the company's shareholders.

6. We note your supplemental response to our prior comment 20. As the registration statement has not been declared effective prior to the record date of April 28, 2009, and therefore not mailed to shareholders on that date, please revise your estimation of the date for the shareholder meetings of IPC and Max.

7. We note your response to our prior comment 23. Please disclose in the filing itself the explanation provided in your supplemental response letter.

<u>Closing Information</u>

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3619. You may also contact me via facsimile at (202) 772-9217. Please send all correspondence to us at the following ZIP code: 20549-6010.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and
Acquisitions